Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

FOR IMMEDIATE RELEASE
Date: November 7, 2011
From: Jeffrey T. Bowman
Chief Executive Officer

__________________________________________________________________________________________________

Crawford Reports Substantial Improvement in 2011 Third Quarter Results
Revenues Increase 11% and Net Income Increases 18%

Crawford & Company (www.crawfordandcompany.com) (NYSE: CRDA and CRDB), the world's largest independent provider of claims management solutions to insurance companies and self-insured entities, today announced its financial results for the third quarter ended September 30, 2011.

Consolidated Results
Third quarter 2011 consolidated revenues before reimbursements totaled $283.0 million, up 11% over $254.5 million in the 2010 third quarter. Third quarter 2011 net income attributable to Crawford & Company was $15.3 million, compared with $13.0 million recorded in the 2010 third quarter. Third quarter 2011 diluted earnings per share for CRDA and CRDB were $0.28 compared with $0.24 reported in the prior-year quarter. Third quarter 2011 diluted earnings per share for CRDA and CRDB were positively impacted by an arbitration award of $7.0 million ($5.9 million net of tax, or $0.11 per diluted share) related to the previously disclosed arbitration with Platinum Equity, LLC.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

The Company's consolidated cash and cash equivalents position as of September 30, 2011 totaled $68.0 million, compared with $93.5 million at December 31, 2010. Crawford used $17.6 million of cash in operations during the 2011 year-to-date period, compared with $25.1 million during the comparable 2010 period. The $7.5 million reduction in cash used in operations was due to higher net income, partially offset by higher accounts receivable and unbilled revenues and increased payments of accounts payable and accrued liabilities.

In the 2011 third quarter, the Company paid a higher dividend on CRDA than on CRDB. This may result in a different earnings per share ("EPS") for each class of stock due to the two-class method of computing EPS as required by the guidance in Accounting Standards Codification 260 - "Earnings Per Share". The two-class method is an earnings allocation method under which EPS is calculated for each class of common stock considering both dividends declared and participation rights in undistributed earnings as if all such earnings had been distributed during the period. Further references in this release will generally be only for CRDB, as that is the more dilutive measure.

Results by Segment

Americas
Americas revenues before reimbursements were $94.7 million in the third quarter of 2011, increasing 10% from $85.7 million in the 2010 third quarter. During the 2011 third quarter compared with the 2010 third quarter, the U.S. dollar weakened against foreign currencies in the segment, resulting in a positive exchange rate impact to revenues of $2.6 million in this segment. Excluding the positive impact of exchange rate changes, Americas revenues would have been $92.0 million in the 2011 third quarter. Revenues generated by the Company's catastrophe adjuster group in the U.S. were $12.9 million in the 2011 third quarter, increasing from $4.6 million in the 2010 period. Americas operating expenses for the 2011 third quarter increased by $8.4 million in U.S. dollars, an 11% increase, and increased by 7% on a constant dollar basis, compared with the 2010 period. Operating earnings in the 2011 third quarter in the segment increased to $6.8 million, or an operating margin of 7%, compared with operating earnings of $6.2 million, or 7% of revenues in the 2010 third quarter.

EMEA/AP
Third quarter 2011 revenues before reimbursements for the EMEA/AP segment increased 27% to $87.0 million from $68.7 million in the same period of 2010. During the 2011 third quarter compared with the 2010 third quarter, the U.S. dollar weakened against most major foreign currencies, resulting in a positive exchange rate impact to revenues of $10.0 million in this segment. Excluding the positive impact of exchange rate changes, EMEA/AP revenues would have been $77.0 million in the 2011 third quarter. EMEA/AP operating expenses for the 2011 third quarter increased by $17.7 million in U.S. dollars, a 28% increase, and increased by 14% on a constant dollar basis, compared with the 2010 period. Operating earnings increased to $5.7 million in the 2011 third quarter from 2010 third quarter operating earnings of $5.1 million. The related operating margin was 7% for both the third quarter of 2011 and 2010.

Broadspire
Revenues before reimbursements from the Broadspire segment were $58.9 million in the 2011 third quarter, down 5% from $61.7 million in the 2010 third quarter. Broadspire had an operating loss of $2.9 million in the 2011 third quarter, or a negative operating margin of 5%, compared with an operating loss of $0.7 million, or a negative operating margin of 1%, in the prior year period. These declines were primarily due to lower revenues from existing clients due to a lengthening in the duration of certain workers' compensation claims and a shift in mix to lower-margin claims, partially as a result of the ongoing special project for one of our clients.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Legal Settlement Administration
Legal Settlement Administration revenues before reimbursements were $42.5 million in the 2011 third quarter, compared with $38.4 million in the 2010 third quarter. Operating earnings totaled $10.8 million in the 2011 third quarter, or 25% of revenues, compared with $11.0 million, or 29% of revenues, in the prior-year period. The segment's awarded project backlog totaled approximately $72.5 million at September 30, 2011 as compared with $75.0 million at September 30, 2010.

Management's Comments

Mr. Jeffrey T. Bowman, chief executive officer of Crawford & Company, stated, “Our third quarter 2011 operating results reflect continued strong performance in our Americas, EMEA/AP and Legal Settlement Administration segments.

“Both the Americas segment and EMEA/AP benefited from weather-related claims increases, the former in the U.S. as a result of Hurricane Irene and the latter as a result of an increase in weather-related claims activity in our Australian market.

“In our Legal Settlement Administration segment, we continue to see solid results primarily from our engagement in the Gulf Coast Claims Facility special project. We still have a strong backlog of awarded projects in this segment and expect the special project activity to continue through 2011 and into 2012, although at a reduced rate as this project continues to wind down.

“Our Broadspire segment is closely correlated with the U.S. economy and continues to be affected by lower workplace-related claims volumes reflecting the high level of U.S. unemployment. In addition, we are seeing the duration of workers compensation claims lengthen, which is putting further pressure on this business. We are actively addressing these issues and focusing on significant technology improvements, business development, and cost control measures. As we have previously disclosed, during the 2011 third quarter we completed all remaining arbitration matters related to the acquisition of Broadspire. In connection with that, we recorded an after-tax $5.9 million one-time arbitration award in this year's third quarter. We are pleased all arbitration matters associated with the Broadspire acquisition are now behind us as we continue to build this business unit."

Mr. Bowman concluded, "As we end the year and prepare to enter 2012, I am optimistic that our strategic focus of getting Broadspire to an acceptable operating profit level, reducing our overall debt load, and enhancing shareholders' returns through improved revenue and operating earnings as we capitalize on global opportunities and efficiencies will be executed.”

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

2011 Guidance

Crawford & Company revises and increases aspects of its previously issued guidance for 2011 as follows:

•	Consolidated revenues before reimbursements between $1.10 billion and $1.13 billion.

•	Consolidated operating earnings between $83.0 million and $89.0 million.

•	Consolidated cash provided by operating activities between $30.0 million and $35.0 million.

•
After reflecting stock-based compensation expense, net corporate interest expense, customer-relationship intangible asset amortization expense, special credits and charges, and income taxes, net income attributable to shareholders of Crawford & Company on a GAAP basis between $45.0 million and $47.5 million, or $0.81 to $0.86 diluted earnings per CRDB share.

•
Before reflecting a net special credit of $1.6 million, or $0.04 per share, net income attributable to shareholders of Crawford & Company on a non-GAAP basis between $43.5 million and $46.0 million, or $0.77 to $0.82 diluted earnings per CRDB share.

Crawford & Company's management will host a conference call with investors on Monday, November 7, 2011 at 3:00 p.m. EDT to discuss earnings and other developments. The call will be recorded and available for replay through November 15, 2011. You may dial 1-855-859-2056 (404-537-3406 international) to listen to the replay. The access code is 21518137. Alternatively, please visit our web site at www.crawfordandcompany.com for a live audio web cast and related financial presentation.

Further information regarding the Company's financial position, operating results, and cash flows as of and for the quarter and year-to-date period ended September 30, 2011 is shown on the attached unaudited condensed consolidated financial statements.

In the normal course of business, our operating segments incur certain out-of-pocket expenses that are thereafter reimbursed by our clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are reported as expenses and revenues, respectively, in our consolidated results of operations. In the foregoing discussion and analysis of segment results of operations, we do not include a gross up of segment revenues and expenses for these pass-through reimbursed expenses. The amounts of reimbursed expenses and related revenues offset each other in our results of operations with no impact to our net income or operating earnings (loss). A reconciliation of revenues before reimbursements to consolidated revenues determined in accordance with GAAP is self-evident from the face of the accompanying unaudited condensed consolidated statements of operations.

Operating earnings is the primary financial performance measure used by our senior management and chief operating decision maker (“CODM”) to evaluate the financial performance of our operating segments and make resource allocation decisions. Unlike net income, our operating earnings measure is not a standard performance measure found in GAAP. However, since it is our segment measure of profitability presented in conformity with the Financial Accounting Standards Board's (“FASB”) Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting,” it is not considered a non-GAAP financial measure requiring reconciliation pursuant to Securities and Exchange Commission (“SEC”) guidance contained in Regulation G and Item 10(e) of Regulation S-K. We believe this measure is useful to others in that it allows them to evaluate segment operating performance using the same criteria our management and CODM use. Operating earnings represent segment earnings excluding income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses, and certain unallocated corporate and shared costs. Net income or loss attributable to noncontrolling interests has also been removed from operating earnings.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, and stock option expense are recurring components of our net income, but they are not considered part of our segment operating earnings because they are managed on a corporate-wide basis. Income tax expense is based on statutory rates in effect in each of the jurisdictions where we provide services, and vary throughout the world. Net corporate interest expense results from capital structure decisions made by management and affecting the Company as a whole. Amortization expense relates to non-cash amortization expense of customer-relationship intangible assets resulting from business combinations. Stock option expense represents the non-cash costs generally related to stock options and employee stock purchase plan expenses which are not allocated to our operating segments. None of these costs relate directly to the performance of our services or operating activities and, therefore, are excluded from segment operating earnings in order to better assess the results of each segment's operating activities on a consistent basis.

Certain other gains and expenses may arise from events (such as expenses related to restructurings, losses on subleases, arbitration awards, and goodwill impairment charges) that are not allocated to any particular segment since they historically have not regularly impacted our performance and are not expected to impact our future performance on a regular basis.

Following is a reconciliation of segment operating earnings (loss) to net income attributable to Crawford & Company on a GAAP basis and the related margins as a percentage of revenues before reimbursements for all periods presented (in thousands, except percentages):

	Quarter ended				Year-to-date period ended
	September 30, 2011	% Margin	September 30, 2010	% Margin	September 30, 2011	% Margin	September 30, 2010	% Margin
Operating Earnings (Loss):
Americas	$6,780	7%	$6,232	7%	$20,089	7%	$18,332	7%
EMEA/AP	5,686	7%	5,133	7%	20,465	8%	15,209	7%
Broadspire	(2,925)	(5)%	(659)	(1)%	(9,184)	(5)%	(4,764)	(3)%
Legal Settlement Administration	10,781	25%	10,968	29%	42,537	28%	19,817	24%
Unallocated corporate and shared costs	(956)	—%	(783)	—%	(5,349)	(1)%	(2,244)	—%
Add (Deduct):
Arbitration award and special charges	6,992	2%	—	—%	6,992	1%	(4,650)	(1)%
Goodwill impairment	—	—%	—	—%	—	—%	(7,303)	(1)%
Stock option expense	(78)	—%	(195)	—%	(375)	—%	(586)	—%
Amortization expense	(1,513)	(1)%	(1,497)	(1)%	(4,531)	(1)%	(4,496)	(1)%
Net corporate interest expense	(4,142)	(1)%	(3,923)	(2)%	(12,396)	(1)%	(11,732)	(2)%
Provision for income taxes	(5,295)	(2)%	(2,180)	(1)%	(17,337)	(2)%	(3,938)	(1)%
Net (income) loss attributable to non-controlling interests	(34)	—%	(106)	—%	1	—%	(128)	—%
Net income attributable to Crawford & Company	$15,296	5%	$12,990	5%	$40,912	5%	$13,517	2%

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Based in Atlanta, Georgia, Crawford & Company (www.crawfordandcompany.com) is the world's largest independent provider of claims management solutions to the risk management and insurance industry as well as self-insured entities, with an expansive global network serving clients in more than 70 countries. The Crawford System of Claims SolutionsSM offers comprehensive, integrated claims services, business process outsourcing and consulting services for major product lines including property and casualty claims management, workers' compensation claims and medical management, and legal settlement administration. The Company's shares are traded on the NYSE under the symbols CRDA and CRDB.

The Company's two classes of stock have substantially identical rights, except with respect to voting rights and the Company's ability to pay greater cash dividends on the Class A Common Stock than on the Class B Common Stock, subject to certain limitations. In addition, with respect to mergers or similar transactions, holders of Class A Common Stock must receive the same type and amount of consideration as holders of Class B Common Stock, unless approved by the holders of 75% of the Class A Common Stock, voting as a class.

This press release contains forward-looking statements, including statements about the financial condition, results of operations and earnings outlook of Crawford & Company. Statements, both qualitative and quantitative, that are not historical facts may be “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from historical experience or Crawford & Company's present expectations. Accordingly, no one should place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Crawford & Company does not undertake to update forward-looking statements to reflect the impact of circumstances or events that may arise or not arise after the date the forward-looking statements are made. For further information regarding Crawford & Company, including factors that could cause our actual financial condition, results or earnings to differ from those described in any forward-looking statements, please read Crawford & Company's reports filed with the SEC and available at www.sec.gov or in the Investor Relations section of Crawford & Company's website at www.crawfordandcompany.com.

FOR FURTHER INFORMATION REGARDING THIS PRESS RELEASE, PLEASE CALL BRUCE SWAIN AT (404) 300-1051.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In Thousands, Except Per Share Amounts and Percentages)

Three Months Ended September 30,	2011	2010	% Change

Revenues:

Revenues Before Reimbursements	$282,967	$254,523	11%
Reimbursements	25,252	23,587	7%
Total Revenues	308,219	278,110	11%

Costs and Expenses:

Costs of Services Provided, Before Reimbursements	211,577	185,172	14%
Reimbursements	25,252	23,587	7%
Total Costs of Services	236,829	208,759	13%

Selling, General, and Administrative Expenses	53,615	50,152	7%
Corporate Interest Expense, Net	4,142	3,923	6%
Arbitration Award	(6,992)	—	nm
Total Costs and Expenses	287,594	262,834	9%

Income before Income Taxes	20,625	15,276	35%
Provision for Income Taxes	5,295	2,180	143%
Net Income	15,330	13,096	17%
Less: Net Income Attributable to Noncontrolling Interests	34	106	(68)%
Net Income Attributable to Shareholders of Crawford & Company	$15,296	$12,990	18%

Earnings Per Share - Basic:
Class A Common Stock	$0.29	$0.25	16%
Class B Common Stock	$0.28	$0.25	12%

Earnings Per Share - Diluted:
Class A Common Stock	$0.28	$0.24	17%
Class B Common Stock	$0.28	$0.24	17%

Cash Dividends Per Share:
Class A Common Stock	$0.03	$—	nm
Class B Common Stock	$0.02	$—	nm

nm = not meaningful

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In Thousands, Except Per Share Amounts and Percentages)

Nine Months Ended September 30,	2011	2010	% Change

Revenues:

Revenues Before Reimbursements	$859,718	$728,940	18%
Reimbursements	66,691	57,209	17%
Total Revenues	926,409	786,149	18%

Costs and Expenses:

Costs of Services Provided, Before Reimbursements	629,292	538,142	17%
Reimbursements	66,691	57,209	17%
Total Costs of Services	695,983	595,351	17%

Selling, General, and Administrative Expenses	166,774	149,530	12%
Corporate Interest Expense, Net	12,396	11,732	6%
Arbitration Award and Special Charges	(6,992)	4,650	nm
Goodwill Impairment Charge	—	7,303	nm
Total Costs and Expenses	868,161	768,566	13%

Income before Income Taxes	58,248	17,583	231%
Provision for Income Taxes	17,337	3,938	340%
Net Income	40,911	13,645	200%
Less: Net (Loss) Income Attributable to Noncontrolling Interests	(1)	128	(101)%
Net Income Attributable to Shareholders of Crawford & Company	$40,912	$13,517	203%

Earnings Per Share - Basic:
Class A Common Stock	$0.77	$0.26	196%
Class B Common Stock	$0.76	$0.26	192%

Earnings Per Share - Diluted:
Class A Common Stock	$0.76	$0.25	204%
Class B Common Stock	$0.75	$0.25	200%

Cash Dividends Per Share:
Class A Common Stock	$0.07	$—	nm
Class B Common Stock	$0.06	$—	nm

nm = not meaningful

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
SUMMARY RESULTS BY OPERATING SEGMENT
Three Months Ended September 30,
Unaudited
(In Thousands, Except Percentages)

	Americas		%	EMEA/AP		%	Broadspire		%	Legal Settlement Administration		%
	2011	2010	Change	2011	2010	Change	2011	2010	Change	2011	2010	Change

Revenues Before Reimbursements	$94,651	$85,673	10%	$86,970	$68,725	27%	$58,855	$61,683	(5)%	$42,491	$38,442	11%

Compensation & Benefits	58,524	53,824	9%	56,940	46,019	24%	34,115	35,391	(4)%	16,976	13,631	25%
% of Revenues Before Reimbursements	62%	63%		65%	67%		58%	57%		40%	35%

Expenses Other than Reimbursements,
Compensation & Benefits	29,347	25,617	15%	24,344	17,573	39%	27,665	26,951	3%	14,734	13,843	6%
% of Revenues Before Reimbursements	31%	30%		28%	26%		47%	44%		35%	36%

Total Operating Expenses	87,871	79,441	11%	81,284	63,592	28%	61,780	62,342	(1)%	31,710	27,474	15%

Operating Earnings (Loss) (1)	$6,780	$6,232	9%	$5,686	$5,133	11%	$(2,925)	$(659)	(344)%	$10,781	$10,968	(2)%
% of Revenues Before Reimbursements	7%	7%		7%	7%		(5)%	(1)%		25%	29%

Nine Months Ended September 30,
Unaudited
(In Thousands, Except Percentages)

	Americas		%	EMEA/AP		%	Broadspire		%	Legal Settlement Administration		%
	2011	2010	Change	2011	2010	Change	2011	2010	Change	2011	2010	Change

Revenues Before Reimbursements	$275,700	$252,841	9%	$254,016	$207,907	22%	$176,561	$184,826	(4)%	$153,441	$83,366	84%

Compensation & Benefits	172,374	160,433	7%	167,048	142,046	18%	103,225	107,966	(4)%	55,637	34,447	62%
% of Revenues Before Reimbursements	63%	63%		66%	68%		58%	58%		36%	41%

Expenses Other than Reimbursements,
Compensation & Benefits	83,237	74,076	12%	66,503	50,652	31%	82,520	81,624	1%	55,267	29,102	90%
% of Revenues Before Reimbursements	30%	29%		26%	24%		47%	44%		36%	35%

Total Operating Expenses	255,611	234,509	9%	233,551	192,698	21%	185,745	189,590	(2)%	110,904	63,549	75%

Operating Earnings (Loss) (1)	$20,089	$18,332	10%	$20,465	$15,209	35%	$(9,184)	$(4,764)	(93)%	$42,537	$19,817	115%
% of Revenues Before Reimbursements	7%	7%		8%	7%		(5)%	(3)%		28%	24%
(1) This is a segment financial measure representing earnings (loss) before income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses and certain unallocated corporate and shared costs. See page 5 for a reconciliation of Operating Earnings (Loss) to Net Income computed in accordance with GAAP.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
As of September 30, 2011 and December 31, 2010
(In Thousands, Except Par Values)

	Unaudited	*
	September 30,	December 31,
	2011	2010
ASSETS

Current Assets:
Cash and Cash Equivalents	$68,034	$93,540
Accounts Receivable, Net	179,024	142,521
Unbilled Revenues, at Estimated Billable Amounts	133,424	122,933
Prepaid Expenses and Other Current Assets	23,040	20,411

Total Current Assets	403,522	379,405

Property and Equipment	155,876	149,444
Less Accumulated Depreciation	(112,900)	(106,073)
Net Property and Equipment	42,976	43,371

Other Assets:
Goodwill	127,756	125,764
Intangible Assets Arising from Business Acquisitions, Net	95,326	97,881
Capitalized Software Costs, Net	59,289	55,204
Deferred Income Tax Assets	88,952	91,930
Other Noncurrent Assets	27,052	27,119
Total Other Assets	398,375	397,898

Total Assets	$844,873	$820,674

LIABILITIES AND SHAREHOLDERS’ INVESTMENT

Current Liabilities:
Short-Term Borrowings	$21,749	$—
Accounts Payable	41,324	53,517
Accrued Compensation and Related Costs	81,599	90,590
Self-Insured Risks	17,607	15,094
Income Taxes Payable	9,499	2,558
Deferred Income Taxes	17,077	17,146
Deferred Rent	14,764	15,750
Other Accrued Liabilities	36,104	31,097
Deferred Revenues	50,454	48,198
Mandatory Contributions Due to Pension Plan	8,600	20,000
Current Installments of Long-Term Debt and Capital Leases	2,971	2,891

Total Current Liabilities	301,748	296,841

Noncurrent Liabilities:
Long-Term Debt and Capital Leases, Less Current Installments	217,005	220,437
Deferred Revenues	28,623	30,048
Self-Insured Risks	11,236	18,274
Accrued Pension Liabilities, Less Current Mandatory Contributions	127,799	145,030
Other Noncurrent Liabilities	14,198	14,813
Total Noncurrent Liabilities	398,861	428,602

Shareholders’ Investment:
Class A Common Stock, $1.00 Par Value	29,072	28,002
Class B Common Stock, $1.00 Par Value	24,697	24,697
Additional Paid-In Capital	32,922	32,348
Retained Earnings	206,198	168,791
Accumulated Other Comprehensive Loss	(153,638)	(164,322)
Shareholders’ Investment Attributable to Shareholders of Crawford & Company	139,251	89,516

Noncontrolling Interests	5,013	5,715

Total Shareholders’ Investment	144,264	95,231

Total Liabilities and Shareholders' Investment	$844,873	$820,674
* derived from the audited Consolidated Balance Sheet

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Nine Months Ended September 30, 2011 and September 30, 2010
Unaudited
(In Thousands)

	2011	2010
Cash Flows From Operating Activities:
Net Income	$40,911	$13,645
Reconciliation of Net Income to Net Cash Used In Operating Activities:
Depreciation and Amortization	23,804	22,780
Goodwill Impairment Charge	—	7,303
Arbitration Award	(6,992)	—
Stock-Based Compensation	2,709	2,959
Changes in Operating Assets and Liabilities, Net of Effects of Acquisitions and Dispositions:
Accounts Receivable, Net	(30,179)	(30,513)
Unbilled Revenues, Net	(6,654)	(24,647)
Accrued or Prepaid Income Taxes	6,308	(1,589)
Accounts Payable and Accrued Liabilities	(23,309)	11,821
Deferred Revenues	566	(4,459)
Accrued Retirement Costs	(22,313)	(17,557)
Prepaid Expenses and Other Operating Activities	(2,449)	(4,853)
Net Cash Used In Operating Activities	(17,598)	(25,110)

Cash Flows From Investing Activities:
Acquisitions of Property and Equipment	(9,326)	(8,003)
Proceeds from Disposals of Property and Equipment	84	40
Capitalization of Computer Software Costs	(11,963)	(10,671)
Additional Purchase Price Consideration for Previous Acquisition	—	(7,303)
Cash Received in Arbitration Award	4,913	—
Payments for Business Acquisitions, Net of Cash Acquired	(6,874)	—
Net Cash Used In Investing Activities	(23,166)	(25,937)

Cash Flows From Financing Activities:
Cash Dividends Paid	(3,505)	—
Shares Used to Settle Withholding Taxes Under Stock-based Compensation Plans	(1,653)	(703)
Proceeds from Employee Stock-Based Compensation Plans	588	530
Increases in Short-Term Borrowings	59,252	34,939
Payments on Short-Term Borrowings	(36,432)	(2,718)
Payments on Long-Term Debt and Capital Lease Obligations	(4,145)	(7,516)
Other Financing Activities	(41)	(218)
Net Cash Provided By Financing Activities	14,064	24,314

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,194	(1,428)

Decrease in Cash and Cash Equivalents	(25,506)	(28,161)
Cash and Cash Equivalents at Beginning of Year	93,540	70,354
Cash and Cash Equivalents at End of Period	$68,034	$42,193